Exhibit 4

SOURCE INTERLINK TO EXPLORE STRATEGIC ALTERNATIVES

Bonita Springs, Fla.  March 2, 2006 – Source Interlink Companies, Inc. (NASDAQ:SORC), a premier provider of family entertainment products and marketing services, today announced that its Board of Directors has commenced a process of evaluating strategic alternatives to enhance stockholder value.

The Company has engaged an affiliate of The Yucaipa Companies, LLC as a consultant in connection with this process pursuant to a Consulting Agreement entered into between the Company and Yucaipa in February 2005.  Yucaipa is affiliated with AEC Associates, LLC, the largest single stockholder of the Company.  In making this announcement, the Company stated that there can be no assurance that the exploration of strategic alternatives will result in a transaction.

About Source Interlink Companies, Inc.

Source Interlink Companies is a premier marketing, merchandising and fulfilment company of entertainment products including DVDs, music CDs, magazines, books and related items.  The Company’s fully integrated businesses include:

•                  Distribution and fulfilment of entertainment products to major retail chains throughout North America and directly to consumers of entertainment products ordered through the Internet

•                  Import and export of periodicals sold in more than 100 markets worldwide

•                  Coordination of product selection and placement of impulse items sold at checkout counters

•                  Processing and collection of rebate claims as well as management of sales data obtained at the point-of-purchase

•                  Design, manufacture and installation of wire fixtures and custom wood displays in major retail chains

Source Interlink serves approximately 110,000 retail store locations throughout North America.  Supply chain relationships include movie studios, record labels, magazine and newspaper publishers, confectionary companies and manufacturers of general merchandise.  For more information, please visit the company’s website at www.sourceinterlink.com.

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